UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Boodskap Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Texas

    Date of organization
    January 13, 2017

Physical address of issuer
8951 Cypress Waters Blvd, Suite 160, Dallas, TX 75019

Website of issuer
boodskap.io

Current number of employees
10

Filer EDGAR CIK
0001947821

Filer EDGAR CCC

x2NM53$q

Submission Contact Person Information

    Name

    Amal Jesayen

    Phone Number

    2142184801

    Email Address

    ajesayen@boodskap.io

    Notification Email Address

    investorrelations@boodskap.io

Signatories

    Name

    Jegan Vincent

    Signature

    Title

    Founder & CEO

    Email

    jvincent@boodskap.io

    Date

    April 16, 2026